Aflac Incorporated 2010 Form 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Years Ended December 31,

(In thousands)	2010	2009	2008	2007	2006
Fixed charges:
Interest expense(1)	$149,056	$72,429	$29,114	$26,612	$19,347
Interest on investment–type contracts	40,412	34,352	22,421	15,822	12,250
Rental expense deemed interest	946	1,360	1,394	1,032	894

Total fixed charges	$190,414	$108,141	$52,928	$43,466	$32,491

Earnings before income tax(1)	$3,585,408	$2,235,657	$1,914,878	$2,498,691	$2,263,789
Add back:
Total fixed charges	190,414	108,141	52,928	43,466	32,491

Total earnings before income tax and fixed charges	$3,775,822	$2,343,798	$1,967,806	$2,542,157	$2,296,280

Ratio of earnings to fixed charges	19.8x	21.7x	37.2x	58.5x	70.7x

(1)	Excludes interest expense on income tax liabilities